

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Mr. Ronald J. Ricciardi
Chief Executive Officer and Chief Financial Officer
101 Hangar Road
Avoca, Pennsylvania 18641

     Re: **Saker Aviation Services, Inc.**
              Form 10-K for the year ended December 31, 2009
              Filed April 15, 2010
              File No. 000-52593

Dear Mr. Ricciardi:

     We have reviewed your response letter dated January 13, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis

– Liquidity and Capital Resources, page 13

1. We note from your response to our prior comment one that you accounted for the revised agreement by recording the appropriate portion of the $20,000 reduction in Notes Payable – Current Portion with the remainder recorded in Notes Payable – Long-Term Liability section of the balance sheet. However, we do not believe that this response

appropriately responds to our prior comment. Please tell us how you accounted for this debt modification within your financial statements, including where you recorded the other side of the entry when you reduced the debt by $20,000 and tell us whether any gain was recognized. Also, please include in your response the nature and amount of any fees associated with the modification and how you accounted for those fees. See guidance in ASC 470-50-40.

Audited Financial Statements

Balance Sheet, page 20

2. We note from your response to our prior comment two that the Company executed a management agreement with a company who has a non-controlling interest in a subsidiary of the Company. However, we do not believe that your response clearly describes the nature of this non-controlling interest. Please tell us, and disclose in the notes to the financial statements the percentage and/or amount of non-controlling ownership interest that the related party has in your consolidated subsidiary and provide any significant terms of the non-controlling ownership interest arrangement, including additional interests to be purchased in the future.   Also, please tell us how the management fee to the non-controlling interest is accounted for within your financial statements (e.g. SG&A). Additionally, please tell us why you believe it is appropriate to account for the management fees as a capital contribution rather than an arrangement in which a management fee is paid to a related party by the subsidiary.

Notes to the Financial Statements

Note 1. Nature of Operations

3. We note from your response to our prior comment six that you record revenue on the operations of the Downtown Manhattan Heliport on a gross basis and pay a concession fee to the City of New York based on gross receipts. Please tell us, and disclose in future filings, where you present the concession fees on your statements of operations.

Note 2. Discontinued Operations – Related Party Transaction and Note Receivable, page 24

4. We note your response to our prior comment seven however we do not believe that your response adequately addresses our prior comment. Please tell us how you considered the Airborne Loan Agreement, a $750,000 non-interest bearing loan made to Airborne by the company in connection with the sale of Airborne, in your evaluation of the disposal of Airborne as a discontinued operation. Also, explain why you believe it is appropriate to classify the disposal as a discontinued operation. Refer to the guidance in ASC 205-20-45.

Note 5. Sale of Subsidiary, page 27

5. We note from your response to our prior comment 10 that the gain on the sale of NWJC of $183,401 was calculated as cash proceeds of $279,000 less $95,599 expenses for the transition of aviation rights. Please tell us the amount of any assets or liabilities, related to NWJC immediately prior to the sale and explain to us why these assets and liabilities were not included in the calculation of the gain on the sale of NWJC. Additionally, it is still not clear why the gain on the sale of NWJC was not included in discontinued operations. It would appear that even though the management of NWJC may have previously been transitioned to Airborne, the sale of Airborne was considered discontinued operations and the NWJC sale should be similarly accounted for. Please advise or revise accordingly.

Note 13. Stockholders' Equity – Warrants, page 34

6. We note from your response to our prior comment 13 that the warrant was issued as an inducement to consummate the refinancing and you considered the warrants to have no value and did not record any associated cost. Please explain to us your basis for concluding that the warrants did not have any value. In light of your disclosure that the warrants were issued as an inducement, we would expect that there would be some value attributed to them. Please advise or revise accordingly.

Item 9A(T). Controls and Procedures, page 40

7. We note from your response to our prior comment 14 that you believed your internal controls over financial reporting were effective, however you also disclosed certain significant deficiencies. Please note that it is not appropriate to conclude that controls are effective except for certain areas where they are not effective.   Furthermore, if you have a significant deficiency in internal controls over financial reporting and must conclude that those controls are ineffective, it would be unusual for your conclusion on disclosure controls and procedures to be effective. Please review your conclusion on internal controls over financial reporting and your conclusion on disclousre controls and procedures for the period ended December 31, 2009 and tell us if you believe that the conclusion for both of these areas should be effective or ineffective.   If your conclusion is effective for both disclosure controls and procedures and internal controls over financial reporting, please explain to us in sufficient detail, how you were able to arrive at that conclusion in light of the significant deficiencies disclosed on page 40. If your conclusion is that the controls over financial reporting and/or the disclosure controls and procedures are ineffective, please revise your filing to clearly disclose this conclusion.

Form 10-Q for the Quarter Ended September 30, 2010

Statements of Cash Flows

8. We note from your response to our prior comment 16 that you refer us to your response to our prior comment 4. However, the response to prior comment 4 relates only to amounts recorded during 2009, and does not describe amounts recorded on the statement of cash flows during 2010. As previously requested, please explain to us the nature of the $796,887 amount recorded as a cash flow from financing activities and described as an "increase in non-controlling interest in subsidiary." As part of your response, please tell us the purpose of the cash payment by the non-controlling interest.

Other

9. As previously requested in our letter dated December 1, 2010, please provide a written statement from the company acknowledging that:
   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile
(570) 451-0952